January 18, 2012

Ms. Suzanne Hayes
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Dear Ms. Hayes:

We are in receipt of the Securities and Exchange Commission’s letter dated January 6, 2012 commenting on GAMCO Investors, Inc.'s Form 10-K for the year ended December 31, 2010 (File No. 001-14761).

We are requesting a 10 day extension for our response.  As we are in our year end close process and audit, this additional time will allow us to complete the needed research and documentation, and ensure proper legal and accounting review.

Sincerely,

/s/ Robert S. Zuccaro
Robert S. Zuccaro
Chief Financial Officer